Exhibit 99.1

Gogoro Inc.

(the “Company”)

Supplement to the Notice of Annual General Meeting of the Company

Notice of the annual general meeting of the Company (the “AGM”), to be held at Building C, No. 225, Sec. 2, Chang’an E. Rd., Songshan Dist., Taipei City, Taiwan 105, on 28 April 2026 at 9:30 am Taipei time, was issued on March 20, 2026 (the “Notice”). This document constitutes a supplement to the Notice (the “Supplement”) and should be read in conjunction with the Notice.

The Notice sets out the details of an ordinary resolution to approve an increase in the authorised share capital of the Company (the “Share Capital Resolution”). The Company has identified a typographical error in the text of the Share Capital Resolution as stated in the Notice and wishes, by this Supplement, to draw shareholders’ attention to the error and to correct the text of the Share Capital Resolution.

The Share Capital Resolution, as amended, is set out below with the specific correction identified in paragraph (b) (the “Share Capital Resolution, as Amended”):

“(1)	the Company’s authorised share capital be increased:

(a)	FROM: US$50,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each;

(b)	TO: US$125,000 ~~US$120,000~~ divided into 60,000,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each;”

All votes cast in respect of the Share Capital Resolution, whether in person at the AGM or by proxy (including proxies delivered prior to the date of this supplement to the Notice), shall be deemed to be votes cast in respect of the Share Capital Resolution, as Amended.

By order of the Board

Tamon Tseng

Chairman of the Board of Directors

Dated: April 3, 2026